Filed Pursuant to Rule 424(b)(3)

Registration No. 333-203054

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee[1]
Common Units of Beneficial Interest	100,000,000	$14.74	$1,474,000,000	$148,431.80

[1]	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

36,000,000 Shares remain unsold of the 84,400,000 Shares that were included in Registration No. 333-203054 dated March 27, 2015. Therefore, as of June 10, 2016, 136,000,000 Shares are unsold and such number is reflected on the prospectus cover page.

POWERSHARES DB COMMODITY INDEX TRACKING FUND

136,000,000 Common Units of Beneficial Interest

PowerShares DB Commodity Index Tracking Fund, or the Fund, is organized as a Delaware statutory trust. The Fund issues common units of beneficial interest, or Shares, which represent units of fractional undivided beneficial interest in and ownership of the Fund. Shares may be purchased from the Fund only by certain eligible financial institutions, called Authorized Participants, and only in one or more blocks of 200,000 Shares, called a Basket. Unless otherwise agreed to by the Managing Owner and the Authorized Participant as provided in the next sentence, Baskets are issued on the creation order settlement date as of 2:45 p.m., Eastern time, on the business day immediately following the creation order date at the applicable net asset value per Share as of the closing time of the NYSE Arca, Inc., or NYSE Arca, or the last to close of the exchanges on which the Fund’s futures contracts are traded, whichever is later, on the creation order date. Upon submission of a creation order, the Authorized Participant may request the Managing Owner to agree to a creation order settlement date up to 3 business days after the creation order date.

Authorized Participants may sell the Shares comprising the Baskets they purchase from the Fund to other investors at prices that are expected to reflect, among other factors, the trading price of the Shares on the NYSE Arca and the supply of and demand for Shares at the time of sale and are expected to fall between net asset value and the trading price of the Shares on the NYSE Arca at the time of sale.

The Shares trade on the NYSE Arca under the symbol “DBC.”

Invesco PowerShares Capital Management LLC serves as the Managing Owner, commodity pool operator and commodity trading advisor of the Fund. The Fund trades exchange-traded futures on the commodities comprising the DBIQ Optimum Yield Diversified Commodity Index Excess Return™, or the Index, with a view to tracking the Index over time. The Fund earns interest income from United States Treasury and other high credit quality short-term fixed income securities.

The Index is intended to reflect the change in market value of certain commodities. The Index Commodities are Light Sweet Crude Oil (WTI), Heating Oil, RBOB Gasoline, Natural Gas, Brent Crude, Gold, Silver, Aluminum, Zinc, Copper Grade A, Corn, Wheat, Soybeans, and Sugar. The notional amounts of each Index Commodity included in the Index are broadly in proportion to historic levels of the world’s production and stocks of the Index Commodities.

Except when aggregated in Baskets, the Shares are not redeemable securities.

INVESTING IN THE SHARES INVOLVES SIGNIFICANT RISKS.

PLEASE REFER TO “THE RISKS YOU FACE” BEGINNING ON PAGE 17.

•	Futures trading is volatile and even a small movement in market prices could cause large losses.
•	The success of the Fund’s trading program depends upon the skill of the Managing Owner and its trading principals.
•	You could lose all or substantially all of your investment.
•

Investors pay fees in connection with their investment in Shares including asset-based fees of 0.85% per annum. Additional charges include brokerage fees of approximately 0.04% per annum in the aggregate.

Authorized Participants may offer to the public, from time-to-time, Shares from any Baskets they create. Shares offered to the public by Authorized Participants will be offered at a per Share offering price that will vary depending on, among other factors, the trading price of the Shares on the NYSE Arca, the net asset value per Share and the supply of and demand for the Shares at the time of the offer. Shares initially comprising the same Basket but offered by Authorized Participants to the public at different times may have different offering prices. Authorized Participants will not receive from the Fund, the Managing Owner or any of their affiliates, any fee or other compensation in connection with their sale of Shares to the public.

An Authorized Participant may receive commissions or fees from investors who purchase Shares through their commission or fee-based brokerage accounts. In addition, the Managing Owner pays a distribution services fee to ALPS Distributors, Inc. and pays a marketing services fee to Deutsche Bank Securities Inc. without reimbursement from the Fund. For more information regarding items of compensation paid to FINRA members, please see the “Plan of Distribution” section on page 93.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The Fund is not a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

The Shares are neither interests in nor obligations of any of the Managing Owner, the Trustee, Deutsche Bank, AG, Deutsche Bank, AG London, Deutsche Bank Securities Inc. or any of their respective affiliates. The Shares are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

March 27, 2015